Concordia International Corp. Announces RedHill Biopharma Has Started Promoting Donnatal® in the U.S.

OAKVILLE, ON, June 13, 2017 - Concordia International Corp. (the "Company") (NASDAQ: CXRX) (TSX: CXR) - together with its subsidiaries ("Concordia"), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today announced that RedHill Biopharma Ltd. (RedHill) (NASDAQ: RDHL) (TASE: RDHL), a specialty biopharmaceutical company, has started promoting Donnatal® in certain U.S. territories.
Concordia and RedHill originally announced this co-promotion agreement in January 2017 for Donnatal®, Concordia’s product used in the treatment of irritable bowel syndrome.
“We are excited that RedHill is moving forward with its promotion of Donnatal® to potential prescribers in the U.S.,” said Allan Oberman, Chief Executive Officer of the Company. “We believe this cost-effective partnership can leverage RedHill’s experienced team in gastroenterology sales, raise the product’s profile, and potentially allow Donnatal® to reach more patients.”
Under the terms of the co-promotion agreement, RedHill will incur the sales and marketing costs associated with promotional activities for Donnatal®, while Concordia will provide materials and samples. Concordia will keep all revenue up to a predetermined level of sales. Only after reaching that predetermined level will revenue be shared between Concordia and RedHill.

About Donnatal®
Donnatal® is used as adjunctive therapy for irritable bowel syndrome, a condition characterized by abdominal pain, bloating, and diarrhea or constipation, and acute enterocolitis. It may also be useful as adjunctive therapy for duodenal ulcer. For more information, including prescribing information for Donnatal®, please visit www.donnatal.com.

About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. Concordia has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. Concordia also markets Photofrin® for the treatment of certain rare forms of cancer.
The Company operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (NASDAQ: RDHL) (Tel-Aviv Stock Exchange: RDHL) is a specialty biopharmaceutical company headquartered in Israel, primarily focused on the development and commercialization in the

U.S. of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of gastrointestinal and inflammatory diseases and cancer. More information about RedHill is available at: www.redhillbio.com.

Notice regarding forward-looking statements and information:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding the Company and its business, which may include, but are not limited to the expected expansion of sales of Donnatal® through the RedHill co-promotion agreement, the cost-effective approach to the promotion of Donnatal® , the intention to increase the promotion of Donnatal® among potential prescribers (including, without limitation, U.S. doctors who treat irritable bowel syndrome), the marketing efforts associated with the RedHill co-promotion agreement and the timing thereof, the number of territories in which RedHill will promote Donnatal®, RedHill’s motivation to promote Donnatal® and their prior experience in gastroenterology sales, and the ability of the co-promotion agreement to raise the product’s profile and potentially allow Concordia to reach more patients in the U.S. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the Company's management, and are based on assumptions and subject to risks and uncertainties. Although the Company's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the inability to promote Donnatal® effectively (including, without limitation, the inability to increase the promotion of Donnatal® among potential prescribers (including, without limitation, U.S. doctors who treat irritable bowel syndrome)), the inability to grow sales of Donnatal® (including, without limitation, through the RedHill co-promotion agreement or due to increased competition), the inability of RedHill to market Donnatal® effectively (including, without limitation, with respect to any delays in agreeing to a commercialization plan with RedHill), risks associated with RedHill not increasing the number of territories to promote Donnatal®, RedHill’s prior sales experience not benefiting Concordia or the promotion of Donnatal®, the inability to market Donnatal® to more prescribers, risks associated with co-promotion agreements (including, without limitation, with respect to indemnity obligations, termination rights, acts that may be committed by co-promotion partners that may result in liability to Concordia, or the breach of contractual obligations (including unauthorized use of intellectual property or confidential information)), the inability to raise Donnatal®’s profile and/or reach more patients in the U.S., the inability of the RedHill co-promotion agreement to increase Concordia’s revenues, risks associated with the regulatory status of Donnatal®, the Company’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with the Company's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products and the Company’s material products in each of its business segments), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and the Company undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com